ION Acquisition Corp 2 Ltd.

89 Medinat Hayehudim

Herzliya 4676672, Israel

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	ION Acquisition Corp 2 Ltd. (CIK No. 0001835378)
Registration Statement on Form S-1 (File No. 333-252440)

Ladies and Gentleman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, ION Acquisition Corp 2 Ltd. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on Wednesday, February 10, 2021, or as soon thereafter as practicable. In connection with the Registration Statement, the underwriters join in this request for acceleration by separate letter.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Joseph Chung at (212) 819-7818 of White & Case LLP, counsel to the Company.

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Sincerely,

ION ACQUISITION CORP 2 LTD.

By: /s/ Anthony Reich
Name: Anthony Reich
Title: Chief Financial Officer

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